UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

--------------------

SCHEDULE 13-D

Under the Securities Exchange Act of 1934

O2 Secure Wireless, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

67107C 10 4

(CUSIP Number)

T. Scott Conley

O2 Secure Wireless, Inc.

3300 Holcomb Bridge Road

Suite 226

Norcross, Georgia 30092

(678) 942-0684

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2006

(Date of event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13-G to report the acquisition which is the subject of this Schedule 13-D, and is filing this Schedule because of Rule 13d-1 (b) or (4), check the following box. [ ]

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CUSIP NO. 67107C 10 4

1.	Names of Reporting Persons		T. Scott Conley
I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)		PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	5,600,000
	8.	Shared Voting Power
	9.	Sole Dispositive Power	5,600,000
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		5,600,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		23.4%
14.	Type of Reporting Person (See Instructions)		IN

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SCHEDULE 13D

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock, no par value (Common Stock), of O2 Secure Wireless, Inc., a Georgia (the "Issuer"). The address of the principal executive office of the Issuer is 3300 Holcomb Bridge Road, Suite 226, Norcross, Georgia 30092.

Item 2. Identity and Background.

(a)

Name: T. Scott Conley;

(b)

Residence or business address: 3300 Holcomb Bridge Road, Suite 226, Norcross, Georgia 30092;

(c)

Present Principal Occupation or Employment:  Chief Executive Officer of the Issuer;

(d)

Criminal Convictions: none;

(e)

Court or Administrative Proceedings: The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Person acquired the shares reported herein in connection with the founding of the Issuer, and only provided services valued at $500 for the shares.

Item 4. Purpose of the Transaction

The Reporting Person acquired his shares in connection with the founding the Issuer, with the intent to hold the shares and benefit from the growth of the Issuer's business.  The Reporting Person has no plans or proposals which relate to, or may result in, any of the matters listed in items 4(a)-(j) of Schedule 13D, including:

(a)

The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except that the Reporting Person is authorized to sell 200,000 shares under a Registration Statement on Form SB-2 filed by the Issuer;

(b)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)

A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

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(d)

Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)

Any material change in the present capitalization or dividend policy of the Issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)

Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person is the direct owner of 5,600,000 (23.4%) of Common Stock.  The percentage of the outstanding shares is calculated based upon 23,928,908 shares of Common Stock outstanding as of August 8, 2006, as set forth in Company's Form 10-Q for the quarterly period ended March 31, 2006.

(b) The Reporting Person has the sole power to vote and dispose of all 5,600,000 shares of Common Stock held by him, and does not share voting or dispositive power with any other party.

(c) Except as otherwise disclosed herein, during the past 60 days the Reporting Person has not effected any transaction in the Common Stock.

(d) No other party has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held by the Reporting Person, except that the Reporting Person has pledged 150,000 shares of Common Stock to Dominic Richardson to secure a debt in the original principle amount of $45,000 that is due on April 25, 2008.

(e) The Reporting Person has not ceased to be the beneficial owner of more than five percent of the Common Stock.

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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Reporting Person is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person or any person with respect to securities of the Issuer, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.  However, as disclosed in Item 5(d), the Reporting Person has pledged 150,000 shares to secure a loan with an orginal principle amount of $45,000.

Item 7. Materials to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

/s/ T. Scott Conley

T. Scott Conley, Individually

Dated: August 8, 2006

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